                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                       Morgan Stanley Dean Witter & Co.

                       ________________________________
                               (Name of Issuer)

                         Common Stock, $.01 par value

                         ____________________________
                        (Title of Class of Securities)

                                   617446448

                              ___________________
                                (CUSIP Number)

                            Ronald T. Carman, Esq.
                              Assistant Secretary
                       Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                              New York, NY 10036
                                (212) 761-4000

            _______________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 30, 2000

             ______________________________________________________
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

                         _____________________________

                            S C H E D U L E  1 3 D
                         _____________________________

--------------------------------------------------------------------------------
         CUSIP No. 617446448
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
           The former "group" consisting of the persons listed on Appendix A.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP/*/
           (a) [x]                       (b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
           00 (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

         (Applies to each person listed on Appendix A)           [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           As stated on Appendix A
--------------------------------------------------------------------------------
    Number of     7.  SOLE VOTING POWER
      Shares          Less than 1% (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
   Beneficially   8.  SHARED VOTING POWER
     Owned by         0
--------------------------------------------------------------------------------
       Each       9.  SOLE DISPOSITIVE POWER
    Reporting         Less than 1% (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
      Person      10. SHARED DISPOSITIVE POWER
       with           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Less than 1% (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (Applies to each person listed on Appendix A) [_]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1% (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN (Applies to each person listed on Appendix A)
--------------------------------------------------------------------------------
/*/ Prior to its dissolution effective as of November 30, 2000, the persons listed on Appendix A were a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act. The "group" was dissolved effective as of November 30, 2000.

                                                                      Appendix A

--------------------------------------------------------------------------------
        Line 1                                        Line 6

        Name                                       Citizenship
--------------------------------------------------------------------------------
Abdel-Meguid,Tarek F                      United States of America
--------------------------------------------------------------------------------
Adams,Charles S.                          United States of America
--------------------------------------------------------------------------------
Adelman,Lawrence                          United States of America
--------------------------------------------------------------------------------
Albanese,Tommaso Matteo                   Italy
--------------------------------------------------------------------------------
Albers,Alexandria J.                      United States of America
--------------------------------------------------------------------------------
Alberti,Christopher                       United States of America
--------------------------------------------------------------------------------
Alkire,John R.                            United States of America
--------------------------------------------------------------------------------
Anda,Jon A.                               United States of America
--------------------------------------------------------------------------------
Anfang,Richard L.                         United States of America
--------------------------------------------------------------------------------
Apter,Alan Bret                           United States of America
--------------------------------------------------------------------------------
Arias,Carlos                              United States of America
--------------------------------------------------------------------------------
Armitage,Michael R.                       United Kingdom
--------------------------------------------------------------------------------
Armstrong,Arden C.                        United States of America
--------------------------------------------------------------------------------
Armstrong,R. Michael                      United States of America
--------------------------------------------------------------------------------
Armstrong,W. David                        United States of America
--------------------------------------------------------------------------------
Arthur,Douglas M.                         United States of America
--------------------------------------------------------------------------------
Ashizawa,Katsushiro                       Japan
--------------------------------------------------------------------------------
Asprem,Mads Michael                       Denmark
--------------------------------------------------------------------------------
Atkins,William John                       United Kingdom
--------------------------------------------------------------------------------
Atkinson,Richard N.                       United Kingdom
--------------------------------------------------------------------------------
Atterbury,Richard William                 United Kingdom
--------------------------------------------------------------------------------
Atwell,R. Wayne                           United States of America
--------------------------------------------------------------------------------
Bachiller,Francisco                       Spain
--------------------------------------------------------------------------------
Baesel,Jerome B.                          United States of America
--------------------------------------------------------------------------------
Ball,Rick                                 Australia
--------------------------------------------------------------------------------
Bandeen,R. Derek                          Canada
--------------------------------------------------------------------------------
Baptista,Samuel J.                        United States of America
--------------------------------------------------------------------------------
Barancik,Gary S.                          United States of America
--------------------------------------------------------------------------------
Barker,Rodney J.                          United Kingdom
--------------------------------------------------------------------------------
Barnett,Phillip S.                        United States of America
--------------------------------------------------------------------------------
Basirov,Olga A.                           United Kingdom
--------------------------------------------------------------------------------
Bechtel,Karen H.                          United States of America
--------------------------------------------------------------------------------
Becker,Dietrich                           Germany
--------------------------------------------------------------------------------
Becker,Glenn E.                           United States of America
--------------------------------------------------------------------------------
Bell,Andrew J.                            United Kingdom
------------------------------------------------------------------------------
Benet,Lincoln E.                          United States of America
------------------------------------------------------------------------------
Bennett,Thomas L.                         United States of America
------------------------------------------------------------------------------
Berchtold,Michael J.                      United States of America
------------------------------------------------------------------------------
Berler,Matthew K.                         United States of America
------------------------------------------------------------------------------
Berner,Richard Brian                      United States of America
------------------------------------------------------------------------------
Best,Eric P.                              United States of America
------------------------------------------------------------------------------
Bianco,Frank                              United States of America
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        Line 1                                        Line 6

        Name                                       Citizenship
--------------------------------------------------------------------------------
Biert,Gisep                              Switzerland
--------------------------------------------------------------------------------
Biggs,Barton M.                          United States of America
--------------------------------------------------------------------------------
Bigman,Theodore R.                       Canada
--------------------------------------------------------------------------------
Bilotti,Richard A.                       United States of America
--------------------------------------------------------------------------------
Birnbaum,Jeffrey M.                      United States of America
--------------------------------------------------------------------------------
Blain,Paul F.                            United Kingdom
--------------------------------------------------------------------------------
Blum,Jon E.                              United States of America
--------------------------------------------------------------------------------
Blumstein,Michael W.                     United States of America
--------------------------------------------------------------------------------
Bodenchak,Frank L.                       United States of America
--------------------------------------------------------------------------------
Bodson,Michael C.                        United States of America
--------------------------------------------------------------------------------
Boiarsky,Robert                          United States of America
--------------------------------------------------------------------------------
Bopp,Walter S.                           United States of America
--------------------------------------------------------------------------------
Borosh,David A.                          United States of America
--------------------------------------------------------------------------------
Botta,Gian Andrea                        Italy
--------------------------------------------------------------------------------
Boublik,Michael J.                       United States of America
--------------------------------------------------------------------------------
Bovich,Francine J.                       United States of America
--------------------------------------------------------------------------------
Boyd,Stephen L.                          United States of America
--------------------------------------------------------------------------------
Boyer,Amy A.                             United States of America
--------------------------------------------------------------------------------
Bradford,Leslie Embs                     United States of America
--------------------------------------------------------------------------------
Bradley,Mark H.                          United States of America
--------------------------------------------------------------------------------
Bradway,Robert A.                        United States of America
--------------------------------------------------------------------------------
Breslow,Stuart J.M.                      United States of America
--------------------------------------------------------------------------------
Brickman,Keith D.                        United States of America
--------------------------------------------------------------------------------
Brierwood,David C.                       United Kingdom
--------------------------------------------------------------------------------
Brombach,Theodore J.                     United States of America
--------------------------------------------------------------------------------
Brown,Andrew                             United States of America
--------------------------------------------------------------------------------
Brown,Andrew C.                          United States of America
--------------------------------------------------------------------------------
Brown,Douglas L.                         United States of America
--------------------------------------------------------------------------------
Brown,G. William                         United States of America
--------------------------------------------------------------------------------
Brundler,Adolf                           Switzerland
--------------------------------------------------------------------------------
Bryant,Malcolm P.                        United Kingdom
--------------------------------------------------------------------------------
Bryce,Colin                              United Kingdom
--------------------------------------------------------------------------------
Burns,Dennis J.                          United States of America
--------------------------------------------------------------------------------
Burr,Thomas                              United States of America
--------------------------------------------------------------------------------
Busch,May C.                             United States of America
--------------------------------------------------------------------------------
Cahill,Thomas F.                         United States of America
--------------------------------------------------------------------------------
Caldecott,P. Dominic                     United Kingdom
--------------------------------------------------------------------------------
Callahan,Daniel H.                       United States of America
--------------------------------------------------------------------------------
Campion,Frances                          Ireland
--------------------------------------------------------------------------------
Canelo,Peter J.                          United States of America
--------------------------------------------------------------------------------
Cardello,Thomas R.                       United States of America
--------------------------------------------------------------------------------
Carey,James P.                           United States of America
--------------------------------------------------------------------------------
Carlin,Jane D.                           United States of America
--------------------------------------------------------------------------------
Carman,Ronald T.                         United States of America
--------------------------------------------------------------------------------
Carrafiell,John A.                       United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        Line 1                                        Line 6

        Name                                       Citizenship
--------------------------------------------------------------------------------
Carroll,Jesse L.                          United States of America
--------------------------------------------------------------------------------
Carruthers,Alan Thomas                    United Kingdom
--------------------------------------------------------------------------------
Casper,Robert Y.                          United States of America
--------------------------------------------------------------------------------
Cassou,Beatrice M.                        United States of America
--------------------------------------------------------------------------------
Castellano,Richard R.                     United States of America
--------------------------------------------------------------------------------
Caulfield,Michael J.                      United States of America
--------------------------------------------------------------------------------
Chamberlain,Paul E.                       United States of America
--------------------------------------------------------------------------------
Chamberlain,Stephen P.                    United Kingdom
--------------------------------------------------------------------------------
Chammah,Walid A.                          Lebanon
--------------------------------------------------------------------------------
Chandler,Elizabeth R.                     United States of America
--------------------------------------------------------------------------------
Chang,Victor                              United States of America
--------------------------------------------------------------------------------
Chasin,Charles                            United States of America
--------------------------------------------------------------------------------
Chenevix-Trench,Jonathan                  United Kingdom
--------------------------------------------------------------------------------
Chiarello,Guy                             United States of America
--------------------------------------------------------------------------------
Christianakis,Leonidas Ioannis            United Kingdom
--------------------------------------------------------------------------------
Churchouse,Frederick P.                   New Zealand
--------------------------------------------------------------------------------
Chutter,Jessica C.                        Canada
--------------------------------------------------------------------------------
Citrino,Mary Anne                         United States of America
--------------------------------------------------------------------------------
Clark,Mayree C.                           United States of America
--------------------------------------------------------------------------------
Clark,William Thomas                      United States of America
--------------------------------------------------------------------------------
Coates,John S.                            United States of America
--------------------------------------------------------------------------------
Cohen,David L.                            United States of America
--------------------------------------------------------------------------------
Colby-Jones,Lisa R.                       United States of America
--------------------------------------------------------------------------------
Coleman,Kevin P.                          United States of America
--------------------------------------------------------------------------------
Colosimo,Louis A.                         United States of America
--------------------------------------------------------------------------------
Conway,Andrew J.                          United States of America
--------------------------------------------------------------------------------
Cooper,Alastair W.P.                      United Kingdom
--------------------------------------------------------------------------------
Cooper,Scott H.                           Canada
--------------------------------------------------------------------------------
Cordy,Stephen C.                          United States of America
--------------------------------------------------------------------------------
Corley, Kathryn                           United States of America
--------------------------------------------------------------------------------
Corsi,Stefano                             Italy
--------------------------------------------------------------------------------
Cory,Charles R.                           United States of America
--------------------------------------------------------------------------------
Cox,Kevin C.                              United States of America
--------------------------------------------------------------------------------
Crawford,Stephen S.                       United States of America
--------------------------------------------------------------------------------
Crnkovich,Peter N.                        United States of America
--------------------------------------------------------------------------------
Crompton,Bradley                          Canada
--------------------------------------------------------------------------------
Crompton,John D.                          United Kingdom
--------------------------------------------------------------------------------
Cruz,Zoe                                  Greece
--------------------------------------------------------------------------------
Cunningham,Michael John                   United Kingdom
--------------------------------------------------------------------------------
Cunningham,Michael T.                     United States of America
--------------------------------------------------------------------------------
Cunningham,Stephen M.                     United States of America
--------------------------------------------------------------------------------
Curtis,Michael S.                         United States of America
--------------------------------------------------------------------------------
Damico,Christopher                        United States of America
--------------------------------------------------------------------------------
D'Antonio,Stephen H.                      United States of America
--------------------------------------------------------------------------------
Darst,David M.                            United States of America
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
               Line 1                                  Line 6

               Name                                  Citizenship
-------------------------------------------------------------------------------
Davidson,John P.                           United States of America
-------------------------------------------------------------------------------
Davidson,Richard Gavin                     United Kingdom
-------------------------------------------------------------------------------
Davis,Barry                                United States of America
-------------------------------------------------------------------------------
Davis,Joseph F.                            United States of America
-------------------------------------------------------------------------------
Day,Jacqueline A.                          United Kingdom
-------------------------------------------------------------------------------
de Balasy,Jean-Jacques Raymond             France
-------------------------------------------------------------------------------
De Chazal,Guy L.                           United States of America
-------------------------------------------------------------------------------
de Montfort,Piers                          United Kingdom
-------------------------------------------------------------------------------
De Saint-Aignan,Patrick                    United States of America
-------------------------------------------------------------------------------
De Winton,William Michael Jefferies        United Kingdom
-------------------------------------------------------------------------------
Dean,Angela H.                             United Kingdom
-------------------------------------------------------------------------------
Dean,Gordon G.                             United States of America
-------------------------------------------------------------------------------
Dee,Michael E.                             United States of America
-------------------------------------------------------------------------------
DeLuca,Anthony                             United States of America
-------------------------------------------------------------------------------
DeMartini,Richard                          United States of America
-------------------------------------------------------------------------------
deRegt,Kenneth M.                          United States of America
-------------------------------------------------------------------------------
Desalvo,Matthew S.                         United States of America
-------------------------------------------------------------------------------
Dickman,Michael J.                         United States of America
-------------------------------------------------------------------------------
Dolan,Martin W.                            United States of America
-------------------------------------------------------------------------------
Donoghue,Michael J.                        United States of America
-------------------------------------------------------------------------------
Doran,William M.                           United States of America
-------------------------------------------------------------------------------
Dorfman,Jonathan L.                        United States of America
-------------------------------------------------------------------------------
Doshi,Mihir J.                             United States of America
-------------------------------------------------------------------------------
Drake,George                               United States of America
-------------------------------------------------------------------------------
Driscoll,Thomas P.                         United States of America
-------------------------------------------------------------------------------
Dritley,Jeffrey A.                         United States of America
-------------------------------------------------------------------------------
Dunn,Kenneth B.                            United States of America
-------------------------------------------------------------------------------
Durrant,James                              United Kingdom
-------------------------------------------------------------------------------
Dutt,Ashoke                                India
-------------------------------------------------------------------------------
Ebers-Franckowiak,Gay L.                   United States of America
-------------------------------------------------------------------------------
Edelstone,Mark L.                          United States of America
-------------------------------------------------------------------------------
Ehrenkranz,John B.                         United States of America
-------------------------------------------------------------------------------
Eichorn,Mark D.                            United States of America
-------------------------------------------------------------------------------
Eifler,Carl M.                             United States of America
-------------------------------------------------------------------------------
Elliott,Jerry V.                           United States of America
-------------------------------------------------------------------------------
Ellis,Simon Frederick                      United Kingdom
-------------------------------------------------------------------------------
English,Frank E.                           United States of America
-------------------------------------------------------------------------------
Epstein,Stuart J.                          United States of America
-------------------------------------------------------------------------------
Esser,Stephen F.                           United States of America
-------------------------------------------------------------------------------
Essig,Karl P.                              United States of America
-------------------------------------------------------------------------------
Estes,Susan M.                             United States of America
-------------------------------------------------------------------------------
Evans,R Bradford                           United States of America
-------------------------------------------------------------------------------
Ewell,C. Daniel                            United States of America
-------------------------------------------------------------------------------
Fadel,James P.                             United States of America
-------------------------------------------------------------------------------
Falls,Amy C.                               United States of America
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
          Line 1                                       Line 6

          Name                                       Citizenship
-------------------------------------------------------------------------------

Farley,Nicholas John                       United Kingdom
-------------------------------------------------------------------------------
Fawcett,Amelia C.                          United States of America
-------------------------------------------------------------------------------
Feldman,Kirsten J.                         Canada
-------------------------------------------------------------------------------
Feldman,Robert A.                          United States of America
-------------------------------------------------------------------------------
Feldmann,Joel P.                           United States of America
-------------------------------------------------------------------------------
Felix,Richard B.                           United States of America
-------------------------------------------------------------------------------
Fernandez,Henry A.                         United States of America
-------------------------------------------------------------------------------
Fiedorek,Bruce D.                          United States of America
-------------------------------------------------------------------------------
Field-Marsham,R. Scott                     Canada
-------------------------------------------------------------------------------
Flannery,Simon                             Ireland
-------------------------------------------------------------------------------
Francescotti,Mario                         United Kingdom
-------------------------------------------------------------------------------
Frank,Alexander C.                         United States of America
-------------------------------------------------------------------------------
Freeman,Ivan K.                            United States of America
-------------------------------------------------------------------------------
Friedman,Catherine J.                      United States of America
-------------------------------------------------------------------------------
Friedman,Philip W.                         United States of America
-------------------------------------------------------------------------------
Friend,Warren H.                           United States of America
-------------------------------------------------------------------------------
Frost,Ronald X.                            United States of America
-------------------------------------------------------------------------------
Fung,E. Michael                            Hong Kong
-------------------------------------------------------------------------------
Galbraith,Steven M.                        United States of America
-------------------------------------------------------------------------------
Gallo,Fabrizio                             Italy
-------------------------------------------------------------------------------
Gandhi,Vikram S.                           India
-------------------------------------------------------------------------------
Garber,Victor S.                           United States of America
-------------------------------------------------------------------------------
Garrison,Robert E.                         United States of America
-------------------------------------------------------------------------------
Gartin,Clinton G.                          United States of America
-------------------------------------------------------------------------------
Gartland,Robert F.                          United States of America
-------------------------------------------------------------------------------
Garvey,Andrew                              United States of America
-------------------------------------------------------------------------------
Gault,Bernard                              France
-------------------------------------------------------------------------------
Genova,Lisa A.                             United States of America
-------------------------------------------------------------------------------
Germany,J. David                           United States of America
-------------------------------------------------------------------------------
Girsky,Stephen J.                          United States of America
-------------------------------------------------------------------------------
Glascott,James D.                          United States of America
-------------------------------------------------------------------------------
Goldberg,Alan E.                           United States of America
-------------------------------------------------------------------------------
Gorman Taylor,Jessica G.                   United States of America
-------------------------------------------------------------------------------
Goulart,Steven J.                          United States of America
-------------------------------------------------------------------------------
Gould,Richard G.                           United States of America
-------------------------------------------------------------------------------
Graham,Gilles                              United Kingdom
-------------------------------------------------------------------------------
Greenberg,Edward M.                        United States of America
-------------------------------------------------------------------------------
Greenshields,Simon T.W.                    United Kingdom
-------------------------------------------------------------------------------
Greenwald,Jamie                            United States of America
-------------------------------------------------------------------------------
Greenwood,John M.                          United States of America
-------------------------------------------------------------------------------
Gregg,Michael T.                           United States of America
-------------------------------------------------------------------------------
Gremont,Arnaud Jean-Marie                  France
-------------------------------------------------------------------------------
Grimes,Michael D.                          United States of America
-------------------------------------------------------------------------------
Gunther,James W.                           United States of America
-------------------------------------------------------------------------------
Haffner,Lynn C.                            United States of America
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
          Line 1                                  Line 6

          Name                                  Citizenship
-------------------------------------------------------------------------------
Halliday,Christopher I.                    United Kingdom
-------------------------------------------------------------------------------
Hamada,Toshiyuki                           Japan
-------------------------------------------------------------------------------
Hamilton,Peter F.                          United States of America
-------------------------------------------------------------------------------
Hantho,Mark A.                             Canada
-------------------------------------------------------------------------------
Hara,Fusao                                 Japan
-------------------------------------------------------------------------------
Harding,William J.                         United States of America
-------------------------------------------------------------------------------
Hardman,E. Davisson                        United States of America
-------------------------------------------------------------------------------
Harker,Steven John                         Australia
-------------------------------------------------------------------------------
Harland,Christopher M.                     United States of America
-------------------------------------------------------------------------------
Harpe,Michael G.                           Canada
-------------------------------------------------------------------------------
Harris,Carla A.                            United States of America
-------------------------------------------------------------------------------
Harris,Mark                                United States of America
-------------------------------------------------------------------------------
Harris,Trevor S.                           United States of America
-------------------------------------------------------------------------------
Harris,W. Brooks                           United States of America
-------------------------------------------------------------------------------
Harvey,Peter M.                            United States of America
-------------------------------------------------------------------------------
Havens,John P.                             United States of America
-------------------------------------------------------------------------------
Hay,Marianne Laing                         United Kingdom
-------------------------------------------------------------------------------
Haythe,David O.                            United States of America
-------------------------------------------------------------------------------
Hedlund,Mats Mikael                        Sweden
-------------------------------------------------------------------------------
Hegglin,Daniel R.                          Switzerland
-------------------------------------------------------------------------------
Hendel,Stuart J.                           United States of America
-------------------------------------------------------------------------------
Hepburn,John K.                            Canada
-------------------------------------------------------------------------------
Heyes,Richard C.                           United Kingdom
-------------------------------------------------------------------------------
Higgins, James                             United States of America
-------------------------------------------------------------------------------
Hoch,James S.                              United States of America
-------------------------------------------------------------------------------
Hoffen,Howard I.                           United States of America
-------------------------------------------------------------------------------
Hoffman,Michael C.                         United States of America
-------------------------------------------------------------------------------
Hogan,Jeffrey N.                           United States of America
-------------------------------------------------------------------------------
Hoit,Roger                                 United States of America
-------------------------------------------------------------------------------
Holzschuh,Jeffrey R.                       United States of America
-------------------------------------------------------------------------------
Hoornweg,Roberto                           Netherlands
-------------------------------------------------------------------------------
Horn,David B.                              United States of America
-------------------------------------------------------------------------------
Hsieh,Jackson                              United States of America
-------------------------------------------------------------------------------
Hu,Wei-Chung Bradford                      United States of America
-------------------------------------------------------------------------------
Huang,Susan S.                             United States of America
-------------------------------------------------------------------------------
Hyman,John Edward                          United Kingdom
-------------------------------------------------------------------------------
Imanishi,Jun                               Japan
-------------------------------------------------------------------------------
Isasi,Luis                                 Spain
-------------------------------------------------------------------------------
Ivey,Tracey H.                             United States of America
-------------------------------------------------------------------------------
Iyer,Anand S.                              United States of America
-------------------------------------------------------------------------------
Jacobs,David A.                            United States of America
-------------------------------------------------------------------------------
Jalouneix,Olivier                          France
-------------------------------------------------------------------------------
James,George Michael                       United States of America
-------------------------------------------------------------------------------
James,Melissa E.                           United States of America
-------------------------------------------------------------------------------
Janson,Michael M.                          United States of America
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
          Line 1                                  Line 6

          Name                                  Citizenship
-------------------------------------------------------------------------------
Jodka,Jonathan D.                          United States of America
-------------------------------------------------------------------------------
Johansson,Jerker M.                        Sweden
-------------------------------------------------------------------------------
Johnson,David                              United States of America
-------------------------------------------------------------------------------
Johnson,R. Sheldon                         United States of America
-------------------------------------------------------------------------------
Johnson,Theodore J.                        United States of America
-------------------------------------------------------------------------------
Jones,Alan K.                              United States of America
-------------------------------------------------------------------------------
Jones,Robert W.                            United States of America
-------------------------------------------------------------------------------
Joseph,Ravindra J.                         Sri Lanka
-------------------------------------------------------------------------------
Juterbock,Thomas M.                        United States of America
-------------------------------------------------------------------------------
Kamen,Eric M.                              United States of America
-------------------------------------------------------------------------------
Kamins,Harold W.                           United States of America
-------------------------------------------------------------------------------
Kani,Takeo                                 Japan
-------------------------------------------------------------------------------
Katsuragi,Akio                             Japan
-------------------------------------------------------------------------------
Kauffman,Richard L.                        United States of America
-------------------------------------------------------------------------------
Kayello,Sammy                              Lebanon
-------------------------------------------------------------------------------
Kelleher,Colm Thomas                       United Kingdom
-------------------------------------------------------------------------------
Kelley,Scott M.                            United States of America
-------------------------------------------------------------------------------
Kelly,George J.                            United States of America
-------------------------------------------------------------------------------
Kelly,Timothy D.                           United States of America
-------------------------------------------------------------------------------
Kemp,Stephen C.                            United Kingdom
-------------------------------------------------------------------------------
Kempf,Donald G.                            United States of America
-------------------------------------------------------------------------------
Key,Nigel R.                               United States of America
-------------------------------------------------------------------------------
Khadjavi,Laya                              Iran
-------------------------------------------------------------------------------
Kilcoyne,Moira A.                          United States of America
-------------------------------------------------------------------------------
Kim,Eun Sang                               Korea
-------------------------------------------------------------------------------
Kimball,Paul G.                            United States of America
-------------------------------------------------------------------------------
Kindred,Jonathan B.                        United States of America
-------------------------------------------------------------------------------
Kirkland,Derek G.                          United States of America
-------------------------------------------------------------------------------
Kishimoto,Satoshi                          Japan
-------------------------------------------------------------------------------
Knee,Jonathan A.                           United States of America
-------------------------------------------------------------------------------
Koederitz,Candice E.                       United States of America
-------------------------------------------------------------------------------
Koerling,Heinrich                          Germany
-------------------------------------------------------------------------------
Konolige,Kit                               United States of America
-------------------------------------------------------------------------------
Kourakos,William                           United States of America
-------------------------------------------------------------------------------
Kovich,Nicholas J.                         United States of America
-------------------------------------------------------------------------------
Kreider,Steven K.                          United States of America
-------------------------------------------------------------------------------
Krom,Frederick B.                          United States of America
-------------------------------------------------------------------------------
Lamountain,Jon                             United States of America
-------------------------------------------------------------------------------
Lancksweert,Dominique                      Belgium
-------------------------------------------------------------------------------
Landers,John Q.                            United States of America
-------------------------------------------------------------------------------
Landman,David                              United States of America
-------------------------------------------------------------------------------
Langford,Thomas R.                         United States of America
-------------------------------------------------------------------------------
Langsam,Joseph A.                          United States of America
-------------------------------------------------------------------------------
Lap,Michiel P                              Netherlands
-------------------------------------------------------------------------------
Latif,Nadir S.                             Pakistan
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
          Line 1                                  Line 6

          Name                                  Citizenship
-------------------------------------------------------------------------------
Lavelle,Brendan J.                         United States of America
-------------------------------------------------------------------------------
Leach,Brian R.                             United States of America
-------------------------------------------------------------------------------
Leibowitz,Shelley B.                       United States of America
-------------------------------------------------------------------------------
Leimer,Willi Kurt                          Austria
-------------------------------------------------------------------------------
Leitch,Donald S.                           United States of America
-------------------------------------------------------------------------------
Lenowitz,Scott J.                          United States of America
-------------------------------------------------------------------------------
Levy,Thomas A.                             United States of America
-------------------------------------------------------------------------------
Levy,William D.                            United States of America
-------------------------------------------------------------------------------
Lewis,William M.                           United States of America
-------------------------------------------------------------------------------
Liang,James L.                             United States of America
-------------------------------------------------------------------------------
Lieblich,Steven                            United States of America
-------------------------------------------------------------------------------
Lippi,Marco                                Italy
-------------------------------------------------------------------------------
Lipton,Stephen C.                          United Kingdom
-------------------------------------------------------------------------------
Little,James W.                            United States of America
-------------------------------------------------------------------------------
Liu,Jialin                                 China
-------------------------------------------------------------------------------
Loarie,Robert J.                           United States of America
-------------------------------------------------------------------------------
Lorentzen,Kent R.                          United States of America
-------------------------------------------------------------------------------
Lovoi,John V.                              United States of America
-------------------------------------------------------------------------------
Lucaya,Jorge                               Spain
-------------------------------------------------------------------------------
Lyche,Iver                                 United States of America
-------------------------------------------------------------------------------
Lynch,Elizabeth W.                         United States of America
-------------------------------------------------------------------------------
MacDonald,Gavin L.                         United Kingdom
-------------------------------------------------------------------------------
Mack,John J.                               United States of America
-------------------------------------------------------------------------------
Maguire,J. Robert                          United States of America
-------------------------------------------------------------------------------
Mahon,James J.                             United States of America
-------------------------------------------------------------------------------
Maiwald,Maryann K.                         United States of America
-------------------------------------------------------------------------------
Mamdani,Mahmoud A.                         United States of America
-------------------------------------------------------------------------------
Manson,Christopher                         United Kingdom
-------------------------------------------------------------------------------
Mantz,Jay H.                               United States of America
-------------------------------------------------------------------------------
Maratos,Jason G.                           Greece
-------------------------------------------------------------------------------
Marcin,Robert J.                           United States of America
-------------------------------------------------------------------------------
Margolis,Jeffrey                           United States of America
-------------------------------------------------------------------------------
Markwalter,John S.                         United States of America
-------------------------------------------------------------------------------
Marsch,Paul Andrew                         United Kingdom
-------------------------------------------------------------------------------
Martin,M. Paul                             United States of America
-------------------------------------------------------------------------------
Mason,Alexander Maurice                    Ireland
-------------------------------------------------------------------------------
Massoni,Steven M.                          United States of America
-------------------------------------------------------------------------------
Massot,Sylvain P.                          France
-------------------------------------------------------------------------------
Matlock,Scott W.                           United States of America
-------------------------------------------------------------------------------
Maw,Rory John Hamilton                     United Kingdom
-------------------------------------------------------------------------------
McCombe,William D.                         Australia
-------------------------------------------------------------------------------
McDonnell,Gail P.                          United States of America
-------------------------------------------------------------------------------
McDonough,Patrick J.                       United States of America
-------------------------------------------------------------------------------
McGeehan,John D.                           United States of America
-------------------------------------------------------------------------------
McGinnis,James P.                          United States of America
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
          Line 1                                  Line 6

          Name                                 Citizenship
-------------------------------------------------------------------------------
McGuire,Raymond J.                         United States of America
-------------------------------------------------------------------------------
McHugh,Daniel A.                           United States of America
-------------------------------------------------------------------------------
McMahon,Franklin D.                        United States of America
-------------------------------------------------------------------------------
Medina,Daniel L.                           United States of America
-------------------------------------------------------------------------------
Meeker,Mary G.                             United States of America
-------------------------------------------------------------------------------
Melchiorre,Anthony                         United States of America
-------------------------------------------------------------------------------
Merdian,Diane L.                           United States of America
-------------------------------------------------------------------------------
Merin, Mitch                               United States of America
-------------------------------------------------------------------------------
Metzler,Robert A.                          United States of America
-------------------------------------------------------------------------------
Meuli,Benjamin                             United Kingdom
-------------------------------------------------------------------------------
Meyer,Robert L.                            United States of America
-------------------------------------------------------------------------------
Micioni,Peter J.                           United States of America
-------------------------------------------------------------------------------
Milazzo,Jason T.                           United States of America
-------------------------------------------------------------------------------
Mirat,Pierre Jean Henri                    France
-------------------------------------------------------------------------------
Missett,Bruce M.                           United States of America
-------------------------------------------------------------------------------
Mizen,Greg E.                              United States of America
-------------------------------------------------------------------------------
Mizuno,Toshiya                             Japan
-------------------------------------------------------------------------------
Modest,David                               United States of America
-------------------------------------------------------------------------------
Mogenson,Harvey B.                         United States of America
-------------------------------------------------------------------------------
Mole,Marie L.                              United States of America
-------------------------------------------------------------------------------
Moonier,James F.                           United States of America
-------------------------------------------------------------------------------
Moore,David Neil                           United Kingdom
-------------------------------------------------------------------------------
Moore,Donald A.                            United States of America
-------------------------------------------------------------------------------
Moore,Duncan Charles Mcnaught              United Kingdom
-------------------------------------------------------------------------------
More,Daniel B.                             United States of America
-------------------------------------------------------------------------------
Morgan,David H.                            United Kingdom
-------------------------------------------------------------------------------
Morrison,Allister George                   United Kingdom
-------------------------------------------------------------------------------
Mortimer,Patrick J.                        United States of America
-------------------------------------------------------------------------------
Moscati,Leonard F.                         United States of America
-------------------------------------------------------------------------------
Mothersill,Christopher C.                  United States of America
-------------------------------------------------------------------------------
Mourre,Marc                                France
-------------------------------------------------------------------------------
Mozer,Francine L.                          United States of America
-------------------------------------------------------------------------------
Mueller,John M.                            United States of America
-------------------------------------------------------------------------------
Muller,Peter                               United States of America
-------------------------------------------------------------------------------
Muller,Thomas R.                           United States of America
-------------------------------------------------------------------------------
Mullin,Sean C.V.                           Canada
-------------------------------------------------------------------------------
Munari,Andrea                              Italy
-------------------------------------------------------------------------------
Munemura,Kenji                             Japan
-------------------------------------------------------------------------------
Munger,Stephen R.                          United States of America
-------------------------------------------------------------------------------
Murphy,Devin I.                            United States of America
-------------------------------------------------------------------------------
Murphy,Kevin C.                            United States of America
-------------------------------------------------------------------------------
Murray,Eileen K.                           United States of America
-------------------------------------------------------------------------------
Murray,Peter J.                            United Kingdom
-------------------------------------------------------------------------------
Nabhan,Robert Gregory                      United States of America
-------------------------------------------------------------------------------
Nagrani,Vineet                             India
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Line 1                                    Line 6

      Name                                   Citizenship
--------------------------------------------------------------------------------
Nakada,Kenji                             Japan
--------------------------------------------------------------------------------
Nakamura,Masayoshi                       Japan
--------------------------------------------------------------------------------
Naylor,Margaret P.                       United Kingdom
--------------------------------------------------------------------------------
Nelms, David                             United States of America
--------------------------------------------------------------------------------
Neuberger,Mark A.                        United States of America
--------------------------------------------------------------------------------
Neubert,David L. C.                      United States of America
--------------------------------------------------------------------------------
Neuwirth,David N.                        United States of America
--------------------------------------------------------------------------------
Newcomb,Philip V.                        United States of America
--------------------------------------------------------------------------------
Newhouse,Stephan F.                      United States of America
--------------------------------------------------------------------------------
Ni Chathmhaoil,Aifric                    Ireland
--------------------------------------------------------------------------------
Nickerson,Kenneth S.                     United States of America
--------------------------------------------------------------------------------
Nicol,David                              United Kingdom
--------------------------------------------------------------------------------
Niehaus,Christopher J.                   United States of America
--------------------------------------------------------------------------------
Noble,David S.E.                         Canada
--------------------------------------------------------------------------------
Noble,Michael Allen                      United States of America
--------------------------------------------------------------------------------
Nosseir,Amr M.                           United States of America
--------------------------------------------------------------------------------
Notley,Sean J.                           United Kingdom
--------------------------------------------------------------------------------
Nowlin,Kevin M.                          United States of America
--------------------------------------------------------------------------------
O'Brien,James M.                         United States of America
--------------------------------------------------------------------------------
Ocampo,Edward J.                         United States of America
--------------------------------------------------------------------------------
Ocampo,Emilio                            Argentina
--------------------------------------------------------------------------------
Oelerich,Francis J.                      United States of America
--------------------------------------------------------------------------------
O'Flynn,Thomas M.                        Canada
--------------------------------------------------------------------------------
O'Friel,Mark L.                          United States of America
--------------------------------------------------------------------------------
O'Keefe,William B.                       United States of America
--------------------------------------------------------------------------------
Okubo,Tsutomu                            Japan
--------------------------------------------------------------------------------
O'Leary,William F.                       United States of America
--------------------------------------------------------------------------------
Olesky,Jonathan D.                       United States of America
--------------------------------------------------------------------------------
Ong,Ronald                               Singapore
--------------------------------------------------------------------------------
Orem,John R.                             United States of America
--------------------------------------------------------------------------------
Ormerod,Mark                             United Kingdom
--------------------------------------------------------------------------------
O'Rourke,Raymond J.                      United States of America
--------------------------------------------------------------------------------
Osborne,Nicholas D.                      United States of America
--------------------------------------------------------------------------------
Oyarbide,Carlos Alfonso                  Spain
--------------------------------------------------------------------------------
Pace,Joanne                              United States of America
--------------------------------------------------------------------------------
Palmer,Daniel Garvey                     United Kingdom
--------------------------------------------------------------------------------
Pandit,Vikram S.                         India
--------------------------------------------------------------------------------
Panjwani,Raju H.                         United States of America
--------------------------------------------------------------------------------
Paris,Pierre Jean                        France
--------------------------------------------------------------------------------
Parr,Gary W.                             United States of America
--------------------------------------------------------------------------------
Parzick,Joseph E.                        United States of America
--------------------------------------------------------------------------------
Pasciucco,Gerard                         United States of America
--------------------------------------------------------------------------------
Pasko,Christopher T.                     United States of America
--------------------------------------------------------------------------------
Patel,Mukesh D.                          United States of America
--------------------------------------------------------------------------------
Pavoncelli,Riccardo                      Italy
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       Line 1                                    Line 6

                        Name                                   Citizenship
--------------------------------------------------------------------------------
Pecori Giraldi,Galeazzo                  Italy
--------------------------------------------------------------------------------
Pellecchio,Ralph L.                      United States of America
--------------------------------------------------------------------------------
Pelosky,Robert J.                        United States of America
--------------------------------------------------------------------------------
Penwell,Stephen B.                       United States of America
--------------------------------------------------------------------------------
Pereira,Ian C.T.                         Kenya
--------------------------------------------------------------------------------
Pereira,Paulo C.                         Portugal
--------------------------------------------------------------------------------
Perella,Joseph R.                        United States of America
--------------------------------------------------------------------------------
Perlman,Mike                             United States of America
--------------------------------------------------------------------------------
Peruzzi,Hillary Kircher                  United States of America
--------------------------------------------------------------------------------
Peskin,Michael W.                        United States of America
--------------------------------------------------------------------------------
Peterson,C. Scott                        United States of America
--------------------------------------------------------------------------------
Petery,Andras R.                         United States of America
--------------------------------------------------------------------------------
Petitgas,Franck R.                       France
--------------------------------------------------------------------------------
Petrick,Michael J.                       United States of America
--------------------------------------------------------------------------------
Phillips,Charles E.                      United States of America
--------------------------------------------------------------------------------
Phillips,Craig S.                        United States of America
--------------------------------------------------------------------------------
Pipa,Andrew C.                           United States of America
--------------------------------------------------------------------------------
Placentra,Daniel R.                      United States of America
--------------------------------------------------------------------------------
Porat,Ruth M.                            United States of America
--------------------------------------------------------------------------------
Porte,Thierry G.                         United States of America
--------------------------------------------------------------------------------
Portogallo,Richard                       United States of America
--------------------------------------------------------------------------------
Poulton,Roger                            United Kingdom
--------------------------------------------------------------------------------
Pratt,Frank T.                           United States of America
--------------------------------------------------------------------------------
Pulfrey,Cory S.                          United States of America
--------------------------------------------------------------------------------
Purcell,Philip J.                        United States of America
--------------------------------------------------------------------------------
Rabin,Michael D.                         United States of America
--------------------------------------------------------------------------------
Raettig,Lutz                             Germany
--------------------------------------------------------------------------------
Raffel,Andreas                           Germany
--------------------------------------------------------------------------------
Ramachandran,Narayan                     India
--------------------------------------------------------------------------------
Ramakrishnan,Guru K.                     India
--------------------------------------------------------------------------------
Rankin,Charles                           United Kingdom
--------------------------------------------------------------------------------
Rankowitz,Michael L.                     United States of America
--------------------------------------------------------------------------------
Raskin,Phillip E.                        United States of America
--------------------------------------------------------------------------------
Rault,Joseph M.                          United States of America
--------------------------------------------------------------------------------
Ravitz,Leslie C.                         United States of America
--------------------------------------------------------------------------------
Refvik,Olav N.                           Norway
--------------------------------------------------------------------------------
Reicin,Glenn M.                          United States of America
--------------------------------------------------------------------------------
Reid,Thomas John                         United Kingdom
--------------------------------------------------------------------------------
Reilly,Christine I.                      United States of America
--------------------------------------------------------------------------------
Remec,Marko C.                           United States of America
--------------------------------------------------------------------------------
Restaino,Paolo Anthony                   Italy
--------------------------------------------------------------------------------
Richard,Scott F.                         United States of America
--------------------------------------------------------------------------------
Richter,Maria Del Carmen                 Panama
--------------------------------------------------------------------------------
Riefler,Linda H.                         United States of America
--------------------------------------------------------------------------------
Riley,Thomas R.                          United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       Line 1                                    Line 6

                        Name                                   Citizenship
--------------------------------------------------------------------------------
Roach,Stephen S.                         United States of America
--------------------------------------------------------------------------------
Robey,Simon C.                           United Kingdom
--------------------------------------------------------------------------------
Robson,Glenn R.                          United States of America
--------------------------------------------------------------------------------
Rochat,Christian Pierre                  Switzerland
--------------------------------------------------------------------------------
Rodman,Kevin L.                          United States of America
--------------------------------------------------------------------------------
Roessler,Gustavo S.                      United States of America
--------------------------------------------------------------------------------
Roger,Robin                              United States of America
--------------------------------------------------------------------------------
Rosen,Saul M.                            United States of America
--------------------------------------------------------------------------------
Rosenthal,Richard S.                     United States of America
--------------------------------------------------------------------------------
Rowe,Tamsin E.E.                         United Kingdom
--------------------------------------------------------------------------------
Rowley,Andrew F.                         United States of America
--------------------------------------------------------------------------------
Rubenstein,Alan Martin                   United Kingdom
--------------------------------------------------------------------------------
Runde,James A.                           United States of America
--------------------------------------------------------------------------------
Russell,David A.                         United Kingdom
--------------------------------------------------------------------------------
Russo,Stefano                            Italy
--------------------------------------------------------------------------------
Saito,Makoto                             Japan
--------------------------------------------------------------------------------
Salant,Marshal L.                        United States of America
--------------------------------------------------------------------------------
Salisbury,Joshua M.                      United States of America
--------------------------------------------------------------------------------
Salisbury,William R.                     United States of America
--------------------------------------------------------------------------------
Sama,Alok                                India
--------------------------------------------------------------------------------
Sanders,William J.                       United States of America
--------------------------------------------------------------------------------
Sandling,M. James                        United States of America
--------------------------------------------------------------------------------
Sandulli,Richard P.                      United States of America
--------------------------------------------------------------------------------
Santo,Michael H.                         United States of America
--------------------------------------------------------------------------------
Sargent,Robert A.                        United Kingdom
--------------------------------------------------------------------------------
Saucedo,Colette                          United States of America
--------------------------------------------------------------------------------
Sayres,John C.                           United States of America
--------------------------------------------------------------------------------
Scanlan,Robert                           United States of America
--------------------------------------------------------------------------------
Schaaff,Harold J.                        United States of America
--------------------------------------------------------------------------------
Schaefer,John H.                         United States of America
--------------------------------------------------------------------------------
Scheuer,Alan                             United States of America
--------------------------------------------------------------------------------
Schlarbaum,Gary G.                       United States of America
--------------------------------------------------------------------------------
Schneider, Thomas                        United States of America
--------------------------------------------------------------------------------
Schoder,Andrew O.                        United States of America
--------------------------------------------------------------------------------
Schuettler,Hans Joerg                    Germany
--------------------------------------------------------------------------------
Schwartz,Richard C.                      United States of America
--------------------------------------------------------------------------------
Scott,Andrew C.                          United States of America
--------------------------------------------------------------------------------
Scott,Charles H.                         United Kingdom
--------------------------------------------------------------------------------
Scott,Robert G.                          United States of America
--------------------------------------------------------------------------------
Scowcroft,John A.                        United States of America
--------------------------------------------------------------------------------
Scully,Robert W.                         United States of America
--------------------------------------------------------------------------------
Sculthorpe,Robert B.                     United States of America
--------------------------------------------------------------------------------
Scurletis,Dennis T.                      United States of America
--------------------------------------------------------------------------------
Seigel,Mark A.                           United States of America
--------------------------------------------------------------------------------
Seiler,Alex W.                           United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       Line 1                                    Line 6

                        Name                                   Citizenship
--------------------------------------------------------------------------------
Sella,Roberto M.                         United States of America
--------------------------------------------------------------------------------
Serra,Loredana                           United States of America
--------------------------------------------------------------------------------
Sethi,Vinod R.                           India
--------------------------------------------------------------------------------
Shah,Dhiren H.                           United States of America
--------------------------------------------------------------------------------
Shapiro,John A                           United States of America
--------------------------------------------------------------------------------
Sharma,Sutesh K.                         United Kingdom
--------------------------------------------------------------------------------
Shea,Dennis F.                           United States of America
--------------------------------------------------------------------------------
Shear,Neal A.                            United States of America
--------------------------------------------------------------------------------
Shelton,Richard David                    United States of America
--------------------------------------------------------------------------------
Shepardson,Robert M.                     United States of America
--------------------------------------------------------------------------------
Shigenari,Yoshihiko                      Japan
--------------------------------------------------------------------------------
Short,Marium A.                          United States of America
--------------------------------------------------------------------------------
Silver,Caroline Louise                   United Kingdom
--------------------------------------------------------------------------------
Simonyan,Rair Rairovitch                 Russia
--------------------------------------------------------------------------------
Simpson,Justin S.                        Ireland
--------------------------------------------------------------------------------
Sine,Jeffrey A.                          United States of America
--------------------------------------------------------------------------------
Sipprelle,Dwight D.                      United States of America
--------------------------------------------------------------------------------
Skov,Andy B.                             United States of America
--------------------------------------------------------------------------------
Slaughter,J. E. Hoke                     United States of America
--------------------------------------------------------------------------------
Smith,Allen Thomas                       United States of America
--------------------------------------------------------------------------------
Smith,Charissa H.                        United States of America
--------------------------------------------------------------------------------
Smith,Jeffrey W.                         United States of America
--------------------------------------------------------------------------------
Smith,Judith A.                          United States of America
--------------------------------------------------------------------------------
Smith,R. Bram                            United States of America
--------------------------------------------------------------------------------
Soter,Arthur P.                          United States of America
--------------------------------------------------------------------------------
Sparkes,Stephen Michael                  United Kingdom
--------------------------------------------------------------------------------
Spencer,Cordell G.                       Canada
--------------------------------------------------------------------------------
Spingardi,Tomaso                         Italy
--------------------------------------------------------------------------------
Spitzley,Ray L.                          United States of America
--------------------------------------------------------------------------------
Steele,Kenneth J.                        United Kingdom
--------------------------------------------------------------------------------
Stein,Jens-Peter                         Germany
--------------------------------------------------------------------------------
Steinman,Richard M.                      United States of America
--------------------------------------------------------------------------------
Stewart,Colin R.                         United States of America
--------------------------------------------------------------------------------
Stewart,John R.                          United States of America
--------------------------------------------------------------------------------
Stoltz,Murray C.                         United States of America
--------------------------------------------------------------------------------
Stott,Peter                              United Kingdom
--------------------------------------------------------------------------------
Stoupnitzky,Gregory A.                   France
--------------------------------------------------------------------------------
Strong,William H.                        United States of America
--------------------------------------------------------------------------------
Studzinski,John J.                       United States of America
--------------------------------------------------------------------------------
Stynes,James B.                          United States of America
--------------------------------------------------------------------------------
Sugio,Kunihiko                           Japan
--------------------------------------------------------------------------------
Sullivan,James L.                        United States of America
--------------------------------------------------------------------------------
Swanson,David Michael                    United States of America
--------------------------------------------------------------------------------
Sweeney,Francis J.                       United States of America
--------------------------------------------------------------------------------
Swift,Richard W.                         United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       Line 1                                    Line 6

                        Name                                   Citizenship
--------------------------------------------------------------------------------
Szilasi,William J.                       United States of America
--------------------------------------------------------------------------------
Takaseki,Hitoshi                         Japan
--------------------------------------------------------------------------------
Takasugi,Tetsuo                          Japan
--------------------------------------------------------------------------------
Tanner,James L.                          United States of America
--------------------------------------------------------------------------------
Tarika,Roger C.                          United States of America
--------------------------------------------------------------------------------
Taubman,Paul J.                          United States of America
--------------------------------------------------------------------------------
Teissonniere,Francois R.                 France
--------------------------------------------------------------------------------
Tell,Martin R.                           United States of America
--------------------------------------------------------------------------------
Terreson,Douglas T.                      United States of America
--------------------------------------------------------------------------------
Tharnstrom,Charles A.                    United States of America
--------------------------------------------------------------------------------
Thees,Thomas M.                          United States of America
--------------------------------------------------------------------------------
Thivierge,Ann D.                         United States of America
--------------------------------------------------------------------------------
Thomas,Owen D.                           United States of America
--------------------------------------------------------------------------------
Thomas,Richard H.                        United Kingdom
--------------------------------------------------------------------------------
Tierney,Raymond M.                       United States of America
--------------------------------------------------------------------------------
Tilley,James A.                          Canada
--------------------------------------------------------------------------------
Timmins,David John                       United Kingdom
--------------------------------------------------------------------------------
Tisdale,Andrew A.                        United States of America
--------------------------------------------------------------------------------
Togut,David M.                           United States of America
--------------------------------------------------------------------------------
Toldalagi,Paul M.                        United States of America
--------------------------------------------------------------------------------
Topper,David J.                          United States of America
--------------------------------------------------------------------------------
Tory,Michael Alexander                   Canada
--------------------------------------------------------------------------------
Toubale,Tarek                            France
--------------------------------------------------------------------------------
Towse,Robert C.                          United States of America
--------------------------------------------------------------------------------
Tracy,John M.                            United States of America
--------------------------------------------------------------------------------
Trapp,Goran Par                          Sweden
--------------------------------------------------------------------------------
Trauber,Stephen M.                       United States of America
--------------------------------------------------------------------------------
Tsai,Andrew S.                           Hong Kong
--------------------------------------------------------------------------------
Tufariello,Anthony B.                    United States of America
--------------------------------------------------------------------------------
Tulp,Allan J.                            United States of America
--------------------------------------------------------------------------------
Uva,Michael D.                           United States of America
--------------------------------------------------------------------------------
Vadala,Charles F.                        United States of America
--------------------------------------------------------------------------------
Valeiras,Horacio A.                      United States of America
--------------------------------------------------------------------------------
Valentine,James J.                       United States of America
--------------------------------------------------------------------------------
Van Dyke,Henry                           United States of America
--------------------------------------------------------------------------------
Van Nieuwenhuizen,Jan L.                 Netherlands
--------------------------------------------------------------------------------
Vandenbrink,John D.                      United States of America
--------------------------------------------------------------------------------
Vial,Patrice Jacques                     France
--------------------------------------------------------------------------------
Von Uffel,George Kurt                    United States of America
--------------------------------------------------------------------------------
Vorever,Robert J.                        United States of America
--------------------------------------------------------------------------------
Wadsworth,John S.                        United States of America
--------------------------------------------------------------------------------
Wager,Malcolm                            United Kingdom
--------------------------------------------------------------------------------
Walker,Sir David Alan                    United Kingdom
--------------------------------------------------------------------------------
Walsh,Frederick R.                       United States of America
--------------------------------------------------------------------------------
Walsh,Nelson S.                          United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       Line 1                                    Line 6

                        Name                                   Citizenship
--------------------------------------------------------------------------------
Warham,Mark Francis                      United Kingdom
--------------------------------------------------------------------------------
Warren,David R.                          United States of America
--------------------------------------------------------------------------------
Wasso-Jonikas,Louise M.                  United States of America
--------------------------------------------------------------------------------
Wasson,David F.                          United States of America
--------------------------------------------------------------------------------
Waters,Daniel E.                         United States of America
--------------------------------------------------------------------------------
Webley,John                              United Kingdom
--------------------------------------------------------------------------------
Weiant,William M.                        United States of America
--------------------------------------------------------------------------------
Weidner,Jan                              Germany
--------------------------------------------------------------------------------
Weinstein,Seth I.                        United States of America
--------------------------------------------------------------------------------
Westerfield,John E.                      United States of America
--------------------------------------------------------------------------------
Westerink,Erik J.                        Netherlands
--------------------------------------------------------------------------------
Weston,Michael                           New Zealand
--------------------------------------------------------------------------------
Whalen,Patrick J.                        United States of America
--------------------------------------------------------------------------------
White,William H.                         United States of America
--------------------------------------------------------------------------------
Whittington,Marna C.                     United States of America
--------------------------------------------------------------------------------
Whyte,Gregory J.                         United States of America
--------------------------------------------------------------------------------
Wien,Byron R.                            United States of America
--------------------------------------------------------------------------------
Williamson,John MacKay                   United Kingdom
--------------------------------------------------------------------------------
Wilson,Bruce I.                          United States of America
--------------------------------------------------------------------------------
Wilson,Kirk R.                           United States of America
--------------------------------------------------------------------------------
Winnington-Ingram,Rebecca S.             United Kingdom
--------------------------------------------------------------------------------
Wipf,Thomas G.                           United States of America
--------------------------------------------------------------------------------
Wise,Michael R.                          United States of America
--------------------------------------------------------------------------------
Wolkowitz,Benjamin                       United States of America
--------------------------------------------------------------------------------
Wood,Jerome C.                           United States of America
--------------------------------------------------------------------------------
Woolworth,Richard G.                     United States of America
--------------------------------------------------------------------------------
Worley,Richard B.                        United States of America
--------------------------------------------------------------------------------
Wotowicz,John S.                         United States of America
--------------------------------------------------------------------------------
Wright,Peter John                        New Zealand
--------------------------------------------------------------------------------
Wright,William H.                        United States of America
--------------------------------------------------------------------------------
Wu,Chang Gen                             China
--------------------------------------------------------------------------------
Yamamoto,Takatoshi                       Japan
--------------------------------------------------------------------------------
Yang,Ho C.                               Korea
--------------------------------------------------------------------------------
Yankou,Thomas J.                         United States of America
--------------------------------------------------------------------------------
Young,Astley Tyrrell                     United Kingdom
--------------------------------------------------------------------------------
Young,Harrison                           United States of America
--------------------------------------------------------------------------------
Yuki,Kohei                               Japan
--------------------------------------------------------------------------------
Zaoui,Michael A.                         France
--------------------------------------------------------------------------------
Zhang,Songyi                             Hong Kong
--------------------------------------------------------------------------------
Zimmermann,John H.                       United States of America
--------------------------------------------------------------------------------

                        AMENDMENT NO. 5 TO SCHEDULE 13D


Introduction.

     Prior to its dissolution effective as of November 30, 2000, the Reporting Persons were a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"). The former Reporting Group, consisting of the persons listed on Appendix A to the cover sheet hereof ("Appendix A"), hereby files this Schedule 13D/A with the Securities and Exchange Commission with respect to the MSDW Shares (as defined herein). This Amendment No. 5 to
Schedule 13D amends the Schedule 13D filed by the Reporting Group on June 9, 1997, as amended to date ("Schedule 13D"), in order to reflect the termination and dissolution of the Reporting Group on November 30, 2000. Accordingly, the Reporting Group reports a decrease of 145,848,499 MSDW Shares beneficially owned by the Reporting Group from the amounts reported in the Amendment No. 4 to
Schedule 13D of Morgan Stanley Dean Witter & Co. filed on September 27, 2000 ("Amendment No. 4"). This is the Reporting Group's final amendment to the
Schedule 13D and is an exit filing

     Capitalized terms used herein without definition shall have the meaning ascribed to them in Amendment No. 4.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Common Stock, par value $.01 per share (the "MSDW Shares"), of Morgan Stanley Dean Witter & Co., a Delaware corporation.
The merger (the "Merger") of Morgan Stanley Group Inc. ("Morgan Stanley") with and into Dean Witter, Discover & Co. ("Dean Witter Discover") was effective as of May 31, 1997. Pursuant to the Merger, Dean Witter Discover, the surviving corporation of the Merger, changed its name to "Morgan Stanley, Dean Witter, Discover & Co." ("MSDWD"). As a result of the Merger, each issued and outstanding share of Morgan Stanley common stock, par value $1.00 per share (the "MS Shares"), was converted (subject to certain exceptions) into 1.65 MSDW Shares. On March 24, 1998, MSDWD changed its corporate name to Morgan Stanley Dean Witter & Co. (the "Company"). The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

Item 2.  Identity and Background.
         -----------------------

     (a)-(c), (f)   Appendix A lists the names of the former members of the
Reporting Group who beneficially owned MSDW Shares that were subject to the voting and any disposition restrictions set forth in (1) the employee Stockholders' Agreement, as amended, and/or any of the Plan Agreements, (2) the MAS Agreements or (3) the VKAC Agreements, to which such persons were party and on whose behalf this filing is made. Appendix A provides the name and citizenship of each former member of the Reporting Group. The business address of each former member of the Reporting Group is 1585 Broadway, New York, NY 10036.

     (d)-(e) None of the former members of the Reporting Group during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     No change from Amendment No. 4.

Item 4.  Purpose of Transaction.
         ----------------------

     Except as set forth below, no change from Amendment No. 4.

                                     * * *

     Effective November 30, 2000, the voting restrictions and arrangements contained in the Stockholders Agreement, the Plan Agreements, the MAS Voting Agreements, the VKAC Voting Agreements and the Amended and Restated Voting Agreement were terminated. The former Reporting Group, consisting of the persons listed on Appendix A, thereby was dissolved effective as of November 30, 2000. Accordingly, no additional MSDW Shares will be purchased or beneficially acquired by the former Reporting Group as a group. Notwithstanding the foregoing, one or more former members of the Reporting Group in their individual capacity may determine to purchase additional MSDW Shares or dispose of all or a portion of their MSDW Shares.

     Except as previously described in this Item 4, the former members of the Reporting Group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Lines (11) and (13) of the cover sheet are hereby incorporated by reference. Effective November 30, 2000, the voting restrictions contained in the Stockholders' Agreement, the Plan Agreements, the MAS Voting Agreements and the VKAC Voting Agreements were terminated. As a consequence, the Reporting Group was dissolved effective as of November 30, 2000. As of November 30, 2000, the dissolved Reporting Group beneficially owned an aggregate of zero (0) MSDW Shares. Each of the former members of the Reporting Group in their individual capacity owned less than 1% of the outstanding MSDW Shares as of November 30, 2000.

     (b) Items (7) - (10) of the cover sheet for each of the persons constituting the former members of the Reporting Group as listed on Appendix A are hereby incorporated by reference.

     (c) Except as described in Schedule I, no former member of the Reporting Group has effected any transactions in any MSDW Shares during the period of 60 days preceding November 30, 2000.

     (d)  None.

     (e) Prior to its dissolution effective as of November 30, 2000, the former members of the Reporting Group were a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act. The Reporting Group was dissolved effective as of November 30, 2000. This is the Reporting Group's final amendment to the Schedule 13D and is an exit filing.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as set forth below, no change from Amendment No. 4.

                                    *  *  *

     Effective November 30, 2000, the Stockholders' Agreement was terminated and the voting restrictions and arrangements contained in the Plan Agreements, the MAS Voting Agreements and VKAC Voting Agreements were terminated. In addition, effective November 30, 2000, the Trust Agreement was amended and restated and the Amended and Restated Voting Agreement was terminated and the voting arrangements related to the Trust described in Item 6 of Amendment No. 4 were terminated. As a consequence of the above actions, the former Reporting Group was dissolved effective as of November 30, 2000.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company or Morgan Stanley under the Securities Act or the Exchange Act, respectively, or reports filed by the Reporting Persons under the Exchange Act, and are hereby incorporated by reference to such statements or reports. The Exchange Act file number of the Company is 1-11758. Prior to the Merger, the Exchange Act file number of Morgan Stanley was 1-9085.

Exhibit A  Stockholders' Agreement dated February 14, 1986 among certain
           Reporting Persons and Morgan Stanley (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B  Form of Consent and Amendment dated as of January 31, 1996 between
           Morgan Stanley and certain signatories to the Stockholders' Agreement referred to in Exhibit A (Morgan Stanley's Annual Report on Form 10-K for the fiscal period ended November 30, 1995).

Exhibit C  Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit D   Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E   Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan,
            as amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit F   Morgan Stanley Group Inc. 1995 Equity Incentive Compensation Plan
            (Morgan Stanley's Proxy Statement for 1996 Meeting of Stockholders).

Exhibit G   Form of Nonqualified Stock Option Agreement Under the Morgan Stanley
            Group Inc. 1986 Stock Option Plan (Morgan Stanley's Registration
            Statement on Form S-8 (No. 33-42464)).

Exhibit H   Form of Award Agreement Under the Morgan Stanley Group Inc.
            Performance Unit Plan (Morgan Stanley's Registration Statement on
            Form S-8 (No. 33-42464)).

Exhibit I Form of Stock Unit Certificate Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (previously filed as Exhibit V with Amendment No. 5 to the Reporting Persons' Schedule 13D dated December 31, 1990 relating to MS Shares).

Exhibit J   Form of Stock Option Certificate Under the Morgan Stanley Group Inc.
            1988 Equity Incentive Compensation Plan (previously filed as Exhibit
            W with Amendment No. 5 to the Reporting Persons' Schedule 13D dated
            December 31, 1990 relating to MS Shares).

Exhibit K   Form of Voting Agreement Under the Morgan Stanley Group Inc. 1988
            Equity Incentive Compensation Plan (previously filed as Exhibit X with Amendment No. 5 to the Reporting Persons' Schedule 13D dated
            December 31, 1990 relating to MS Shares).

Exhibit L   Trust Agreement between Morgan Stanley and State Street Bank and
            Trust Company dated March 5, 1991 (Morgan Stanley's Annual Report on
            Form 10-K for the fiscal year ended January 31, 1993).

Exhibit M   First Amendment to Trust Agreement dated April 3, 1996 between
            Morgan Stanley and State Street Bank and Trust Company (Morgan
            Stanley's Annual Report on Form 10-K for the fiscal year ended
            November 30, 1996).

Exhibit N   Second Amendment to Trust Agreement dated May 31, 1997 between the
            Company and State Street Bank and Trust Company (previously filed as
            Exhibit O with Amendment No. 1 to the Reporting Persons' Schedule
            13D dated May 31, 1997 relating to MS Shares).

Exhibit O   Form of Consent and Amendment dated as of December 14, 1999 among the Company and certain signatories to the Stockholders' Agreement referred to in Exhibit A (previously filed as Exhibit O with Amendment No. 3 to the Reporting Persons' Schedule 13D dated January
            2, 2000 relating to MSDW Shares).

Exhibit P   Form of Amended and Restated Voting Agreement dated December 14,
            1999 among the Company, State Street Bank and Trust Company and other persons signing similar agreements (previously filed as Exhibit P with Amendment No. 3 to the Reporting Persons' Schedule
            13D dated January 2, 2000 relating to MSDW Shares).

Exhibit Q   Form of Amended and Restated Voting Agreement among the Company and other persons signing similar agreements (previously filed as Exhibit Q with Amendment No. 3 to the Reporting Persons' Schedule
            13D dated January 2, 2000 relating to MSDW Shares).

Exhibit R   Third Amendment to Trust Agreement dated as of November 30, 1999 between the Company and State Street Bank and Trust Company
            (previously filed as Exhibit R with Amendment No. 3 to the Reporting
            Persons' Schedule 13D dated January 2, 2000 relating to MSDW
            Shares).

Exhibit S   Form of Consent and Amendment among the Company and certain officers of the Company (previously filed as Exhibit S with Amendment No. 3 to the Reporting Persons' Schedule 13D dated January 2, 2000 relating to MSDW Shares).

Exhibit T   Amended and Restated Trust Agreement dated November 30, 2000 between the Company and State Street Bank and Trust Company.

Exhibit U   Form of Consent and Agreement among the Company and the managing directors and certain other key employees of the Company.

Exhibit V Termination of Voting Agreement effective November 30, 2000 between the Company and State Street Bank and Trust Company.

                                  Schedule I

                              RECENT TRANSACTIONS

     During the period of 60 days preceding November 30, 2000, 12 former members of the Reporting Group sold an aggregate of 60,540 MSDW Shares at average prices ranging from $77.84 to $93.00 per MSDW Share, and/or effected a transfer by gift of an aggregate of 30,725 MSDW Shares. Such dispositions were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no former member of the Reporting Group individually disposed of a number of MSDW Shares exceeding 1% of the MSDW Shares outstanding.

     During such period, no former member of the Reporting Group individually acquired MSDW Shares in excess of 1% of the MSDW Shares outstanding.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                   By: /s/ Martin M. Cohen
                                       -----------------------
                                           Martin M. Cohen
                                           Attorney-in-Fact